                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


                                                                    Exhibit 99.2

                                                                EARNINGS RELEASE

            DELTA GALIL REPORTS FOURTH QUARTER AND YEAR 2006 RESULTS
            --------------------------------------------------------

        o Revenues in the fourth quarter of 2006 were $174.1 million compared to the fourth quarter of 2005, an increase of 2.3%.

        o Operating income in the fourth quarter of 2006 was $5.8 million compared to an operating loss of $2.9 million in the fourth quarter of 2005.

        o Net income in the fourth quarter of 2006 was $0.4 million, or $0.02 diluted earnings per share, compared to a loss of $7.6 million, or $0.41 diluted loss per share, reported in the fourth quarter of 2005.

        o The Company had positive cash flow for the full year 2006 of $26.3 million, compared to $11.6 million for the full year 2005.

        o Net bank debt decreased in 2006 from a level of $164.3 million as of December 31, 2005 to $142.0 million of December 31, 2006.

SELECTED DATA IN MILLION US $:
------------------------------

                        Q4 2006     Q4 2005     % CHG.      2006        2005       % CHG.
                        -------     -------     ------     ------      ------      ------
REVENUES                 $174.1      $170.2       2.3      $706.7      $684.5         3.2

OPERATING INCOME (LOSS)     5.8        (2.9)                 23.0       (28.2)

FINANCIAL EXPENSES-NET      4.1         3.1      33.5        13.6        10.2        32.7

NET INCOME (LOSS)        $  0.4      $ (7.6)               $  3.1      $(36.3)

                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


        TEL AVIV, ISRAEL - MARCH 14, 2007 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), ("Delta") the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported results for the fourth quarter and full year ended December 31, 2006.

        Revenues for the fourth quarter were $174.1 million, compared to $170.2 million in revenues reported in the fourth quarter of 2005, an increase of 2.3%.

        Revenues for the full year rose 3.2% to $706.7 million, compared to $684.5 reported for the full year in 2005.


OPERATING INCOME
----------------

        Operating income in the fourth quarter of 2006 was $5.8 million, compared to an operating loss of $2.9 million reported in the fourth quarter of last year.

        Operating income for the full year 2006 was $23.0 million, compared to an operating loss of $28.2 million reported for the full year in 2005.

        Operating income in 2006, excluding restructuring expenses and impairment of assets and goodwill, was $24.6 million, compared to an operating loss of $6.2 million in 2005.


FINANCIAL EXPENSES
------------------

        Financial expenses in the fourth quarter of 2006 amounted to $4.1 million, compared to $3.1 million in the fourth quarter of 2005. The increase in the financial expenses in the fourth quarter versus the comparable quarter of last year was mainly due to currency exchange differences derived from the strengthening of the pound sterling versus the US dollar.

        Financial expenses for the full year 2006 were $13.6 million, compared to $10.2 million reported for the full year 2005. The increase in financial expenses is mainly due to the increase in the LIBOR rate in the U.S. in 2006 despite the decrease in the debt level, and due to currency exchange differences derived from the strengthening of the pound sterling versus the US dollar.

                [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]



NET INCOME
----------

        Net income in the fourth quarter of 2006 was $0.4 million, or $0.02 diluted earnings per share, compared to a loss of $7.6 million, or $0.41 diluted loss per share, reported in the fourth quarter of 2005.

        Net income for the full of 2006 year was $3.1 million, or $0.17 diluted earnings per share, compared to a loss of $36.3 million, or $1.94 diluted loss per share, reported for the full year 2005.

        Net income in 2006, excluding restructuring expenses and impairment of assets and goodwill was $4.8 million, or $0.26 diluted earnings per share, compared to a loss of $15.6 million, or $0.83 diluted loss per share, reported last year.


CASH FLOW
---------

        The Company had positive operating cash flow of $11.0 million in the fourth quarter of 2006, compared to $11.2 million in the fourth quarter of last year.

        For the full year, the Company had positive operating cash flow of $26.3 million compared to $11.6 million for the full year 2005. The positive operating cash flow enabled the Company to reduce the net bank debt to $142.0 million as of December 31, 2006, from $164.3 million as of December 31, 2005.


Mr. Aviram Lahav, Delta's CEO, stated, "Our 2006 results improved primarily due to the implementation of the restructuring plan initiated in 2005. Nevertheless, continued erosion in selling prices and increased competition necessitate further organizational restructuring and cost cutting measures. Therefore, during 2007, Delta plans to further modify its organizational structure and to implement additional actions designed to improve the Company's competitive capabilities and performance."

                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


                    REVENUES BY GEOGRAPHIC AREA ($ MILLIONS)
                    ----------------------------------------


                              FOURTH QUARTER                    YEAR ENDED DECEMBER 31
                   ------------------------------------   --------------------------------------
                            %               %                       %              %
                           FROM            FROM                   FROM            FROM
                           TOTAL          TOTAL     %             TOTAL           TOTAL     %
                   2006    SALES   2005   SALES    CHG.    2006   SALES    2005   SALES    CHG.
                   ----   -----    ----    ----   -----   -----   -----   -----   -----   -----
NORTH AMERICA      94.8    54.5    95.5    56.1   (0.7)   418.0    59.1   401.1    58.6    4.3
EUROPE             59.9    34.4    60.3    35.4   (0.7)   225.8    32.0   230.3    33.6   (1.5)
ISRAEL             17.4    10.0    14.4     8.5   21.0     60.1     8.5    53.1     7.8   13.1
OTHERS              2.0     1.1     -,-     -,-             2.8     0.4     -,-     -,-
                   ----            ----                   -----           -----
TOTAL             174.1   100.0   170.2   100.0    2.3    706.7   100.0   684.5   100.0    3.2
                  =====           =====                   =====           =====


       REVENUES AND OPERATING RESULTS BY REPORTABLE SEGMENTS ($ MILLIONS)
       ------------------------------------------------------------------


                                 FOURTH QUARTER
                                 --------------
                                                                 OPERATING
                                       REVENUES                INCOME (LOSS)
                              -------------------------      ----------------
                                                    %
                               2006      2005      CHG.      2006      2005
                              -----      ----      ----      ----      ----
    DELTA USA                  58.8      59.4     (1.0)       3.0       1.1
    U.S. UPPER MARKET          23.4      17.8     31.4       (2.0)     (1.4)
    EUROPE                     43.0      42.0      2.5        3.4      (3.7)
    SOCKS-US & EUROPE          35.2      37.8     (6.8)       1.3       1.8
    DELTA MARKETING ISRAEL     15.8      13.2     20.0        2.1       1.3
    SEAM-LESS                   5.9       4.4     34.1       (1.4)     (0.5)
    ADJUSTMENTS & OTHERS       (8.0)     (4.4)               (0.6)     (1.5)
                              ------    -----                -----     -----
    TOTAL                     174.1     170.2      2.3        5.8      (2.9)
                              ======    =====                =====     =====

                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                             YEAR ENDED DECEMBER 31
                             ----------------------

                                                              OPERATING INCOME
                                                               (LOSS) BEFORE
                                                           RESTRUCTURING EXPENSES                  IMPAIRMENT
                                                               AND IMPAIRMENT     RESTRUCTURING     OF FIXED    IMPAIRMENT OF
                                        REVENUES                 OF ASSETS          EXPENSES         ASSETS       GOODWILL
                               -------------------------         ---------          --------        --------    -------------
                                                      %
                               2006       2005       CHG.     2006       2005     2006     2005       2005          2005
                               ----       ----      ----      ----      -----     ----     ----       ----          ----
DELTA USA                     269.7      267.9       0.7      13.3       8.3                1.1       1.5
U.S. UPPER MARKET              95.3       75.7      25.9       0.7      (5.4)               1.6       3.5            1.0
EUROPE                        167.3      163.5       2.3       7.7      (6.8)               2.0
SOCKS-US & EUROPE             122.5      130.9      (6.4)      1.4       2.5                4.1                      3.4
DELTA MARKETING ISRAEL         54.3       49.0      10.7       6.8       5.0
SEAM-LESS                      18.0       19.6      (8.1)     (2.5)     (6.8)                         2.4
ADJUSTMENTS & OTHERS          (20.4)     (22.1)               (2.8)     (3.0)      1.6      0.3                      1.1
                              ------     ------               -----    ------      ---      ---                      ---
TOTAL                         706.7      684.5       3.2      24.6      (6.2)      1.6      9.1       7.4            5.5
                              -----      -----       ---      ----     ------      ---      ---       ---            ---

IMPAIRMENT OF
FIXED ASSETS                                                             7.4
RESTRUCTURING EXPENSES
                                                               1.6       9.1
IMPAIRMENT
OF GOODWILL                                                              5.5
                                                              ----     -----
TOTAL  CONSOLIDATED
OPERATING INCOME (LOSS)
                                                              23.0     (28.2)
                                                              ====     ======


APPOINTMENT OF INTERNAL AUDITOR
-------------------------------
The Board of Directors of Delta accepted the recommendation of the Audit Committee and appointed Mr. Oren Groupi, a partner at Somekh Chaikin ("KPMG"), as the Company's internal auditor. Mr. Groupi will replace Mr. Ezra Yehuda, whose engagement was terminated by mutual consent. Mr. Yehuda served at internal auditor since 1992. The Company's management thanks Mr. Ezra Yehuda for his contribution.

                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]


USE OF NON-GAAP MEASURES

        THIS PRESS RELEASE PROVIDES FINANCIAL MEASURES THAT ARE NOT CALCULATED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPALS (GAAP). THE PRESENTATION OF THIS NON-GAAP FINANCIAL INFORMATION IS NOT INTENDED TO BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR THE FINANCIAL INFORMATION PREPARED AND PRESENTED IN ACCORDANCE WITH GAAP. MANAGEMENT USES BOTH GAAP AND NON-GAAP MEASURES WHEN EVALUATING THE BUSINESS INTERNALLY AND THEREFORE FELT IT IMPORTANT TO MAKE THESE NON-GAAP ADJUSTMENTS AVAILABLE TO INVESTORS. A RECONCILIATION OF EACH GAAP TO NON-GAAP FINANCIAL MEASURE DISCUSSED IN THIS PRESS RELEASE IS CONTAINED IN THE ACCOMPANYING FINANCIAL TABLES.

        ADJUSTED EBITDA IS PRESENTED IN THE EARNINGS RELEASE BECAUSE MANAGEMENT BELIEVES THAT IT ENHANCES THE UNDERSTANDING OF OUR OPERATING RESULTS AND IS OF INTEREST TO OUR INVESTORS. EBITDA, HOWEVER, SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO OPERATING INCOME OR INCOME FOR THE PERIOD AS AN INDICATOR OF OUR OPERATING PERFORMANCE. SIMILARLY, EBITDA SHOULD NOT BE CONSIDERED AS AN ALTERNATIVE TO CASH FLOWS FORM OPERATING ACTIVITIES AS A MEASURE OF LIQUIDITY. EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO OTHER SIMILARLY TITLED MEASURES FOR OTHER COMPANIES.

        DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING WAL-MART, MARKS & SPENCER, TARGET, VICTORIA'S SECRET, JC PENNEY, HEMA, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE COMPANY) ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO CHANGES IN QUOTAS; ,OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN.

        FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING THE COMPANY'S ANNUAL REPORT ON FORM 20-F.

CONTACTS:
---------
YOSSI HAJAJ          DELTA GALIL INDUSTRIES LTD.      TEL: +972-3-519-3744

U.S. INVESTORS

KATHY PRICE          THE GLOBAL CONSULTING GROUP      TEL: +1-646-284-9430

                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   ------------------------------------------

                                                                         YEAR ENDED                      THREE MONTHS ENDED
                                                                         DECEMBER 31                         DECEMBER 31
                                                                 --------------------------          --------------------------

                                                                  2006               2005              2006              2005
                                                                 --------          --------          --------          --------
                                                                               In US $ thousand (except per share data)
                                                                 --------------------------------------------------------------

REVENUES                                                          706,699           684,481           174,128           170,187
COST OF REVENUES                                                  574,246           582,799           142,424           146,247
                                                                 --------          --------          --------          --------
GROSS PROFIT                                                      132,453           101,682            31,704            23,940
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                     88,165            86,682            20,866            21,180
GENERAL AND ADMINISTRATIVE EXPENSES                                19,587            20,326             5,046             5,473
LOSS (GAIN) FROM REALIZATION OF ASSETS                               (686)               77              (172)               34
IMPAIRMENT OF FIXED ASSET                                                             7,415
RESTRUCTURING EXPENSES                                              1,663             9,102
GOODWILL IMPAIRMENT                                                                   5,505
AMORTIZATION OF INTANGIBLE ASSET                                      739               779               186               186
                                                                 --------          --------          --------          --------
OPERATING INCOME (LOSS)                                            22,985           (28,204)            5,778            (2,933)
FINANCIAL EXPENSES - NET                                           13,558            10,218             4,085             3,059
OTHER INCOME                                                                            300
                                                                 --------          --------          --------          --------
INCOME (LOSS) BEFORE TAXES ON INCOME                                9,427           (38,122)            1,693            (5,992)
TAXES ON INCOME (TAX BENEFIT)                                       5,784            (2,302)            1,162             1,050
                                                                 --------          --------          --------          --------
INCOME (LOSS) AFTER TAXES ON INCOME                                 3,643           (35,820)              531            (7,042)
SHARE IN LOSS OF AN ASSOCIATED COMPANY                                                  (27)                                (21)
MINORITY INTEREST OF SUBSIDIARIES - NET                              (495)             (500)             (118)             (541)
                                                                 --------          --------          --------          --------
NET INCOME (LOSS) FOR THE PERIOD                                    3,148           (36,347)              413            (7,604)
                                                                 --------          --------          --------          --------
EARNINGS (LOSS) PER SHARE - BASIC                                    0.17             (1.94)             0.02             (0.41)
                                                                 ========          ========          ========          ========
EARNINGS (LOSS) PER SHARE - DILUTED                                  0.17             (1.94)             0.02             (0.41)
                                                                 ========          ========          ========          ========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                              18,700            18,695            18,714            18,695
                                                                 ========          ========          ========          ========
DILUTED                                                            18,742            18,695            18,815            18,695
                                                                 ========          ========          ========          ========

                 [DELTA GALIL INDUSTRIES LTD. LOGO APPEARS HERE]

                      CONDENSED CONSOLIDATED BALANCE SHEET
                      ------------------------------------

                                                             DECEMBER 31
                                                     --------------------------
                                                           2006       2005
                                                     ------------  ------------
                                                          In US $ thousands
                                                     --------------------------
     ASSETS:
 CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                  10,342        14,595
RESTRICTED CASH                                             4,000
ACCOUNTS RECEIVABLE:
TRADE                                                     109,710       104,424
OTHER                                                       7,573        13,244
INVENTORIES                                               131,556       147,142
PROPERTY, PLAN AND EQUIPMENT FOR SALE                       4,474         7,420
DEFERRED INCOME TAXES                                       4,779         4,726
                                                     ------------  ------------
     TOTAL CURRENT ASSETS                                 272,434       291,551
                                                     ------------  ------------

INVESTMENTS AND LONG-TERM RECEIVABLES                       8,344         7,436
                                                     ------------  ------------
PROPERTY, PLANT AND EQUIPMENT                              99,263       109,131
                                                     ------------  ------------
OTHER ASSETS AND DEFERRED CHARGES                          57,562        53,956
                                                     ------------  ------------
INTANGIBLE ASSET                                           13,259        14,499
                                                     ------------  ------------
     TOTAL ASSETS                                         450,862       476,573
                                                     ============  ============

     LIABILITIES AND SHAREHOLDERS EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                    124,039       110,183
TRADE                                                      59,038        61,255
OTHER                                                      34,504        39,164
                                                     ------------  ------------
     TOTAL CURRENT LIABILITIES                            217,581       210,602
                                                     ------------  ------------
LONG-TERM LIABILITIES:
BANK LOANS AND OTHER LIABILITIES                           33,196        69,677
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT               6,863         7,850
DEFERRED INCOME TAXES                                       2,159         1,267
                                                     ------------  ------------
     TOTAL LONG-TERM LIABILITIES                           42,218        78,794
                                                     ------------  ------------
     TOTAL LIABILITIES                                    259,799       289,396
MINORITY INTEREST                                           2,846         2,863
SHAREHOLDERS' EQUITY                                      188,217       184,314
                                                     ------------  ------------
     TOTAL LIABILITIES AND SHAREHOLDERS EQUITY            450,862       476,573
                                                     ============  ============

                 [DELTA GALIL INDUSTRIES LTD LOGO APPEARS HERE]


                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                 ---------------------------------------------


                                                                          YEAR ENDED             THREE MONTHS ENDED
                                                                           DECEMBER 31               DECEMBER 31
                                                                   -------------------------  ------------------------
                                                                       2006         2005          2006        2005
                                                                   ------------  -----------  -----------  -----------
                                                                                     In US $ thousands
                                                                   ---------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME (LOSS) FOR THE PERIOD                                          3,148      (36,347)         413       (7,604)
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES  23,151       47,951       10,555       18,797
                                                                   ------------  -----------  -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                26,299       11,604       10,968       11,193
                                                                   ------------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
PURCHASE OF FIXED ASSETS                                                 (5,706)     (13,034)      (1,332)      (2,716)
ADDITIONAL PAYMENT FOR THE ACQUISITION OF SUBSIDIARY                     (1,245)      (2,274)                   (1,134)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                                 1,274        1,071          243          771
PROCEEDS FROM REALIZATION OF ASSETS HELD FOR SALE                         3,117                       271
PROCEEDS FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                            300
INVESTMENT IN A SHORT TERM RESTRICTED CASH DEPOSIT                       (4,000)
OTHER                                                                    (1,027)        (510)        (257)        (150)
                                                                   ------------  -----------  -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES                                    (7,587)     (14,447)      (1,075)      (3,229)
                                                                   ------------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
LONG-TERM BANK LOANS, NET                                               (49,123)     (28,079)      (2,975)      (7,746)
SHORT-TERM BANK CREDIT - NET                                             26,498       24,957       (1,748)       5,804
OTHER                                                                      (399)      (1,522)          88         (163)
                                                                   ------------  -----------  -----------  -----------
NET CASH USED IN FINANCING ACTIVITIES                                   (23,024)      (4,644)      (4,635)      (2,105)
                                                                   ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         (4,312)      (7,487)       5,258        5,859
TRANSLATION IN DIFFERENCES IN CASH AND CASH EQUIVALENTS                      59          (68)          24
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              14,595       22,150        5,060        8,736
                                                                   ------------  -----------  -----------  -----------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                    10,342       14,595       10,342       14,595
                                                                   ============  ===========  ===========  ===========

                 [DELTA GALIL INDUSTRIES LTD LOGO APPEARS HERE]

                  CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW
                  ---------------------------------------------

                                                                              YEAR ENDED                 THREE MONTHS ENDED
                                                                              DECEMBER 31                  DECEMBER 31
                                                                       ---------------------------  --------------------------
                                                                          2006            2005           2006         2005
                                                                       -------------  ------------  -------------  -----------
                                                                                           In US $ thousands
                                                                       -------------------------------------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:
INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                 15,626        15,811          4,149        3,969
RESTRUCTURING EXPENSES AND IMPAIRMENT OF ASSETS                                1,156        19,390            (85)      (1,349)
DEFERRED INCOME TAXES - NET                                                      839        (4,872)           819        2,056
CAPITAL GAIN FROM REALIZATION OF INVESTMENT IN ASSOCIATED COMPANY                             (300)
LOSS (GAIN) FROM REALIZATION OF ASSETS                                          (686)           77           (172)          34
OTHER                                                                            762           633            265          693
                                                                       -------------  ------------  -------------  -----------
                                                                              17,697        30,739          4,976        5,403
                                                                       -------------  ------------  -------------  -----------
CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:
DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                      (741)       (2,130)         9,527         (487)
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                          (9,468)      (17,127)        (3,631)      10,586
DECREASE (INCREASE) IN INVENTORIES                                            15,663        36,469           (317)       3,295
                                                                       -------------  ------------  -------------  -----------
                                                                               5,454        17,212          5,579       13,394
                                                                       -------------  ------------  -------------  -----------
                                                                              23,151        47,951         10,555       18,797
                                                                       =============  ============  =============  ===========

                 [DELTA GALIL INDUSTRIES LTD LOGO APPEARS HERE]



RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS IN THOUSANDS U.S. DOLLARS
                    EXCEPT EARNINGS PER SHARE DATA ARE DATA
                    ---------------------------------------

                                                                            YEAR ENDED            THREE MONTHS ENDED
                                                                             DECEMBER 31             DECEMBER 31
                                                                           ------------------     -----------------
                                                                             2006      2005        2006      2005
                                                                           -------   --------     -------   -------
                                                                           In US $ thousand (except per share data)
                                                                           ----------------------------------------
OPERATING INCOME (LOSS)-AS REPORTED                                         22,985   (28,204)      5,778    (2,933)
NON-GAAP MEASURES:
IMPAIRMENT OF FIXED ASSETS                                                             7,415
RESTRUCTURING EXPENSES                                                       1,663     9,102
GOODWILL IMPAIRMENT                                                                    5,505
                                                                           -------   --------     -------   -------
OPERATING INCOME (LOSS) FOR THE PERIOD BEFORE NON-GAAP MEASURES             24,648     (6,182)      5,778    (2,933)
                                                                           =======   ========     =======   =======
NET INCOME (LOSS) FOR THE PERIOD-AS REPORTED                                 3,148    (36,347)        413    (7,604)
NON-GAAP MEASURES:
IMPAIRMENT OF FIXED ASSETS                                                              7,415
RESTRUCTURING EXPENSES                                                       1,663      9,102
GOODWILL IMPAIRMENT                                                                     5,505
OTHER INCOME                                                                             (300)
TAX BENEFIT                                                                              (987)
                                                                           -------   --------     -------   -------
NET INCOME (LOSS) FOR THE PERIOD BEFORE NON-GAAP MEASURES                    4,811    (15,612)        413    (7,604)
                                                                           -------   --------     -------   -------
EARNINGS (LOSS) PER SHARE-DILUTED ($) BEFORE NON-GAAP MEASURES                0.26      (0.83)       0.02     (0.41)
                                                                           =======   ========     =======   =======